Exhibit (a)(1)(E)

BRE SELECT HOTELS HOLDINGS LP

Amendment and Supplement to the

Offer to Purchase for Cash

All Outstanding Shares of

7% Series A Cumulative Redeemable Preferred Stock of

BRE Select Hotels Corp

at $1.30 net per share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 9:00 A.M., NEW YORK CITY TIME, ON SEPTEMBER 27, 2013

UNLESS WE EXTEND THE OFFER

BRE Select Hotels Holdings LP (“BRE Holdings”) is offering to purchase, upon the terms and subject to the conditions set forth in (i) the Offer to Purchase dated July 15, 2013 (the “Offer to Purchase”), (ii) this amendment and supplement to the Offer to Purchase (this “Supplement”) and (iii) the related letters of transmittal (which, together with the Offer to Purchase and this Supplement, each as may be amended or supplemented from time to time, constitute the “Offer”), all of the outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of BRE Select Hotels Corp (the “Company”) for $1.30 per share net to the seller in cash (the “Offer Price”), without interest. The Company issued the Preferred Shares on May 14, 2013 as part of the consideration paid in connection with the Company’s acquisition of Apple REIT Six, Inc. (“Apple Six”). BRE Holdings owns all of the outstanding common stock of the Company.

At the expiration of the Offer, if all conditions to the Offer have been satisfied or waived, we will purchase all Preferred Shares that have been validly tendered and not validly withdrawn from the tendering holders.

The Offer will expire at 9:00 a.m., New York City time, on September 27, 2013, unless extended by us. Tendering holders may withdraw previously tendered Preferred Shares at any time before the expiration of the Offer.

As described below under “MacKenzie Offer” on page 3 of this Supplement, affiliates of MacKenzie Capital Management, LP (collectively, “MacKenzie”) have announced an amendment to their unsolicited tender offer to buy up to 9,000,000 Preferred Shares of the Company that increased the offer price to $1.25 per share and extended the expiration date to September 15, 2013 (the “Amended MacKenzie Offer”). In response to the Amended MacKenzie Offer, BRE Holdings amended its offer to purchase all outstanding Preferred Shares to increase the Offer Price to $1.30 per share net to the seller in cash, without interest, and to extend the expiration date to September 27, 2013. As the Preferred Shares are not listed on any securities exchange and no public market for the Preferred Shares exists, the Offer by BRE Holdings provides the holders of Preferred Shares with near term liquidity at a higher price than the Amended MacKenzie Offer.

None of BRE Holdings, the Company, the Company’s board of directors or the Depositary makes any recommendation as to whether you should tender or refrain from tendering your Preferred Shares in the Offer, and none of them has authorized any person to make any such recommendation. You must make your own decision whether to tender your Preferred Shares and, if so, how many shares to tender upon your own assessment of the value of the Preferred Shares, your liquidity needs and any other factors you deem relevant. In doing so you should read and evaluate carefully the information in the Offer to Purchase, this Supplement and in the related letters of transmittal and you should consult with your personal financial advisor or other legal, tax or investment professional(s) regarding your individual circumstances.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document is first being mailed to holders of Preferred Shares on or around August 28, 2013.

The date of this Supplement is August 26, 2013

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase dated July 15, 2013 (the “Offer to Purchase”) of BRE Select Hotels Holdings LP (“BRE Holdings”), pursuant to which BRE Holdings is offering to purchase for cash all of the 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of BRE Select Hotels Corp (the “Company”), at a price of $1.30 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related letters of transmittal (which, together with the Offer to Purchase and this Supplement, each as may be amended or supplemented from time to time, constitute the “Offer”). Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the related letters of transmittal remain applicable in all respects to the Offer.

Holders of Preferred Shares should continue to use the letters of transmittal previously circulated with the Offer to Purchase to tender their Preferred Shares in accordance with the procedures described under “The Offer—Procedures for Tendering” on page 15 of the Offer to Purchase. Although the letters of transmittal previously circulated refer only to the Offer to Purchase (and the then current offer price of $1.20 per share), holders using such letters of transmittal to tender their Preferred Shares will be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, for each Preferred Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer.

Preferred Shares previously tendered pursuant to the procedures described in the Offer to Purchase and the related letters of transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer. Holders of Preferred Shares who have validly tendered and not validly withdrawn their Preferred Shares are not required to take any further action with respect to such Preferred Shares in order to receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, if Preferred Shares are accepted for payment and paid for pursuant to the Offer.

The Offer to Purchase, this Supplement and the related letters of transmittal contain important information that should be read carefully before any decision is made with respect to the Offer, including the considerations described under “Certain Considerations” beginning on page 5 of the Offer to Purchase.

Any requests for assistance concerning the Offer and requests for additional copies of the Offer to Purchase, this Supplement and the letters of transmittal may be directed to the Depositary at the address set forth on the back cover of this Supplement or by telephone toll free at (877) 248-6417. Beneficial owners may also contact their broker, dealer or other nominee.

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SUMMARY

The following summary highlights selected information in this Supplement and may not contain all the information that may be important with respect to the Offer. Accordingly, you are encouraged to read the Offer to Purchase, this Supplement and the related letters of transmittal carefully and in their entirety.

Offer	In the Offer, BRE Holdings is offering to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related letters of transmittal, all of the outstanding Preferred Shares validly tendered and not validly withdrawn prior to the Expiration Time (as defined below), in each case for $1.30 per share net to the seller in cash (the “Offer Price”), without interest. Assuming all of the outstanding Preferred Shares are validly tendered and not validly withdrawn and purchased by us, we will pay an aggregate of approximately $127 million in cash to purchase the Preferred Shares (including estimated transaction expenses). See “The Offer—Terms of the Offer” on page 12 of the Offer to Purchase and “The Offer—Terms of the Offer” on page 5 of this Supplement.

Amended MacKenzie Offer	On August 13, 2013, MacKenzie announced an amendment to its unsolicited tender offer to buy up to 9,000,000 Preferred Shares of the Company that increased the offer price to $1.25 per share and extended the expiration date to September 15, 2013 (the “Amended MacKenzie Offer”). In response to the Amended MacKenzie Offer, BRE Holdings is amending its offer to purchase all outstanding Preferred Shares to increase the offer price to $1.30 per share net to the seller in cash and to extend the expiration date to September 27, 2013. As the Preferred Shares are not listed on any securities exchange and no public market for the Preferred Shares exists, the Offer by BRE Holdings provides the holders of Preferred Shares with near term liquidity at a higher price than the Amended MacKenzie Offer. See “MacKenzie Offer” beginning on page 3 of this Supplement.

Expiration and Extension of the Offer	The Offer will expire at 9:00 a.m., New York City time, on September 27, 2013, unless extended (such time and date, as the same may be extended, the “Expiration Time”). See “The Offer—Extension, Termination and Amendment of the Offer” on page 13 of the Offer to Purchase and “The Offer—Procedures for Tendering” beginning on page 5 of this Supplement.

No Recommendation as to Whether to Tender

None of BRE Holdings, the Company, the Company’s board of directors or the Depositary makes any recommendation as to whether you should tender or refrain from tendering your Preferred Shares in the Offer, and none of them has authorized any person to make any such recommendation. The Company’s board of directors takes no position as to whether the Offer Price or the other terms of the Offer are fair to holders of Preferred Shares. None of BRE Holdings, the Company, the Company’s board of directors or management has hired any investment bank or other third party professional to evaluate the fairness of the Offer Price or the other terms of the Offer.

You must make your own decision whether to tender your Preferred Shares and, if so, how many shares to tender upon your own assessment of the value of the Preferred Shares, your liquidity needs and any other factors you deem relevant. In doing so you should read and evaluate carefully the information in the Offer to Purchase, this Supplement and in the related letters of transmittal and you should consult with your personal financial advisor or other legal, tax or investment professional(s) regarding your individual circumstances.

Procedures for Tendering Your Preferred Shares	Holders of Preferred Shares should continue to use the letters of transmittal previously circulated with the Offer to Purchase to tender their Preferred Shares. Although the letters of transmittal previously circulated refer only to the Offer to Purchase (and the then current offer price of $1.20 per share), holders using such letters of transmittal to tender their Preferred Shares will be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, for each Preferred Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer.

Preferred Shares previously tendered pursuant to the procedures described in the Offer to Purchase and the related letters of transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer. Holders of Preferred Shares who have validly tendered and not validly withdrawn their Preferred Shares are not required to take any further action with respect to such Preferred Shares in order to receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, if Preferred Shares are accepted for payment and paid for pursuant to the Offer. See “The Offer—Procedures for Tendering” on page 15 of the Offer to Purchase and “The Offer—Procedures for Tendering” on page 5 of this Supplement.

Certain Considerations	You should consider carefully all of the information set forth in the Offer to Purchase, this Supplement and the related letters of transmittal and, in particular, you should evaluate the specific factors set forth under “Certain Considerations” beginning on page 5 of the Offer to Purchase before deciding whether to participate in the Offer.

Additional Documentation; Further Information; Assistance	Any requests for assistance concerning the Offer and requests for additional copies of the Offer to Purchase, this Supplement and the related letters of transmittal may be directed to the Depositary at the address set forth on the back cover of this Supplement or by telephone toll free at (877) 248-6417. Beneficial owners may also contact their broker, dealer or other nominee.

You should read the entire Offer to Purchase, this Supplement and the related letters of transmittal carefully before deciding whether or not to tender your Preferred Shares.

MACKENZIE OFFER

The section of the Offer to Purchase entitled “MacKenzie Offer” is hereby amended and restated to read in its entirety as follows:

On May 14, 2013, the Company completed the acquisition of Apple Six pursuant to the Agreement and Plan of Merger, dated as of November 29, 2012 (the “Merger Agreement”), by and between the Company, BRE Holdings and Apple Six, pursuant to which Apple Six merged with and into the Company (the “Merger”). As a result of the Merger, each issued and outstanding common share and related Series A preferred share of Apple Six were exchanged for (i) $9.20 in cash and (ii) one Preferred Share with an initial liquidation preference of $1.90 per share.

By letter dated July 1, 2013, affiliates of MacKenzie Capital Management, LP (collectively, “MacKenzie”) initiated an unsolicited tender offer to buy up to 9,000,000 Preferred Shares at a price of $0.50 per share, less any cash distributions made by the Company after June 30, 2013. Given that the Company paid a cash dividend of $0.0229 per share on July 15, 2013 to holders of record of Preferred Shares on July 1, 2013, the price of the MacKenzie offer was reduced to $0.4771 per share.

In response to the MacKenzie Offer, BRE Holdings initiated its offer to purchase all outstanding Preferred Shares at an offer price of $1.20 per share net to the seller in cash.

On August 13, 2013, MacKenzie announced an amendment to its unsolicited tender offer to buy up to 9,000,000 Preferred Shares of the Company that increased the offer price to $1.25 per share and extended the expiration date to September 15, 2013 (the “Amended MacKenzie Offer”).

In response to the Amended MacKenzie Offer, on August 26, 2013 BRE Holdings announced that it is amending its offer to purchase all outstanding Preferred Shares to increase the offer price to $1.30 per share net to the seller in cash and to extend the expiration date to September 27, 2013. As the Preferred Shares are not listed on any securities exchange and no public market for the Preferred Shares exists, the Offer by BRE Holdings provides the holders of Preferred Shares with near term liquidity at a higher price than the Amended MacKenzie Offer.

After careful evaluation of the terms of the Amended MacKenzie Offer and comparing the terms of the Amended MacKenzie Offer to the alternative presented to the holders of Preferred Shares by the Offer from BRE Holdings, the Company’s Board of Directors has unanimously recommended that holders of Preferred Shares reject the Amended MacKenzie Offer and not tender their shares to MacKenzie.

We and the Company strongly believe that the Amended MacKenzie Offer is not in the best interests of the holders of the Preferred Shares, including for the following reasons:

•

MacKenzie’s offer price of $1.25 per share represents a 34% discount to the initial liquidation preference of $1.90 per Preferred Share and a 4% discount to the $1.30 per share Offer from BRE Holdings.

•

In evaluating the Company’s acquisition of Apple Six, the board of directors of Apple Six considered, among other things, the advice of its financial advisor. As part of its financial analyses provided on November 29, 2012 to the Apple Six board of directors, Apple Six’s financial advisor calculated an implied value range of approximately $1.67 to $1.82 per Preferred Share, assuming that no adjustments were made to the initial liquidation preference. The financial analyses are described on pages 58 to 64 of the Proxy Statement. Although these analyses were provided more than eight months ago and, accordingly, have not been updated to reflect circumstances existing since they were prepared, including changes in the general economy or industry conditions or changes affecting the Company, the implied valuation range for the Preferred Shares was significantly higher than the price per share of $1.25 offered by MacKenzie and the $1.30 per share Offer from BRE Holdings.

•

As of the date of this Supplement, the initial liquidation preference of $1.90 per Preferred Share has not been adjusted. As described under “Adjustment to Liquidation Preference” on page 19 of the Offer to Purchase, the initial liquidation preference of $1.90 per share is subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million. The legacy matters are described under “Legacy Matters” beginning on page 20 of the Offer to Purchase. As of June 30, 2013, approximately $530,000 of such costs have been incurred.

•

The Amended MacKenzie Offer is limited to less than 10% of the outstanding Preferred Shares, only 9,000,000 shares out of the 97,032,848 outstanding shares. MacKenzie offers to purchase the 9,000,000 shares on a “first-come, first-buy” basis, based upon the dates on which MacKenzie receives completed assignment forms. The Amended MacKenzie Offer therefore coerces holders of Preferred Shares to tender their shares to MacKenzie as soon as possible, which could deprive them of adequate time to evaluate the Amended MacKenzie Offer. In contrast, the Offer by BRE Holdings is for all Preferred Shares, and is not made on a “first-come, first buy” basis.

•

The coercive nature of the Amended MacKenzie Offer is exacerbated by the fact that holders of Preferred Shares do not have withdrawal rights. Thus shareholders who have already tendered shares to MacKenzie, or who may subsequently do so, will not be able to withdraw their shares to participate in the Offer. If a holder of Preferred Shares changes his, her or its decision to tender during the term of the Amended MacKenzie Offer, whether to tender to BRE Holdings or due to changed circumstances relating to the Company or relating to such holder or to other factors, such holder will not be able to withdraw tendered shares. In contrast, holders have withdrawal rights in the Offer made by BRE Holdings.

•

There is no guarantee that the Amended MacKenzie Offer will be completed. As stated in the assignment form that accompanied its offer letter dated August 13, 2013, MacKenzie will be able to rescind its offer if there is a material adverse change in the operations of the Company. In the “Terms, Conditions, Risks, and Disclosures” enclosed with its offer letter dated July 1, 2013, MacKenzie purports to define “material adverse change” as a change that “would likely cause a reasonable shareholder to reconsider the decision to buy or sell shares.” In contrast, the Offer by BRE Holdings is not conditioned on the operations of the Company or any such “material adverse change,” although it is conditioned on the absence of litigation or governmental action relating to the Offer. See also “The Offer—Conditions of Offer” on page 13 of the Offer to Purchase.

None of BRE Holdings, the Company, the Company’s board of directors or the Depositary makes any recommendation as to whether you should tender or refrain from tendering your Preferred Shares in the Offer, and none of them has authorized any person to make any such recommendation. The Company’s board of directors takes no position as to whether the Offer Price or the other terms of the Offer are fair to holders of Preferred Shares. None of BRE Holdings, the Company, the Company’s board of directors or management has hired any investment bank or other third party professional to evaluate the fairness of the Offer Price or the other terms of the Offer.

You must make your own decision whether to tender your Preferred Shares and, if so, how many shares to tender upon your own assessment of the value of the Preferred Shares, your liquidity needs and any other factors you deem relevant. In doing so you should read and evaluate carefully the information in the Offer to Purchase, this Supplement and the related letters of transmittal and you should consult with your personal financial advisor or other legal, tax or investment professional(s) regarding your individual circumstances.

THE OFFER

Terms of the Offer

The section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and supplemented as follows:

BRE Holdings has increased the offer price to $1.30 per share net to the seller in cash (the “Offer Price”), without interest. All references to “Offer Price” in the Offer to Purchase and the related letters of transmittal are deemed to be references to the offer price of $1.30 per share. As of the date of this Supplement, there were 97,032,848 Preferred Shares issued and outstanding. Assuming all of the outstanding Preferred Shares are validly tendered and not validly withdrawn and purchased by us, we will pay an aggregate of approximately $127 million in cash to purchase the Preferred Shares (including estimated transaction expenses).

The initially scheduled expiration time for the original offer was 9:00 a.m., New York City time, on September 10, 2013. The Expiration Time of the Offer has been extended to 9:00 a.m., New York City time, on September 27, 2013, unless extended. All references to “Expiration Time” in the Offer to Purchase and the related letters of transmittal are deemed to be references to 9:00 a.m. New York City time, on September 27, 2013, as the same may be extended.

Procedures for Tendering

The section of the Offer to Purchase entitled “Procedures for Tendering” is hereby amended and supplemented as follows:

Holders of Preferred Shares should continue to use the letters of transmittal previously circulated with the Offer to Purchase to tender their Preferred Shares in accordance with the procedures described under “The Offer—Procedures for Tendering” on page 15 of the Offer to Purchase. Although the letters of transmittal previously circulated refer only to the Offer to Purchase (and the then current offer price of $1.20 per share), holders using such letters of transmittal to tender their Preferred Shares will be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, for each Preferred Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer.

Preferred Shares previously tendered pursuant to the procedures described in the Offer to Purchase and the related letters of transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer. Holders of Preferred Shares who have validly tendered and not validly withdrawn their Preferred Shares are not required to take any further action with respect to such Preferred Shares in order to receive the increased Offer Price of $1.30 per share net to the seller in cash, without interest, if Preferred Shares are accepted for payment and paid for pursuant to the Offer.

Withdrawal Rights

The section of the Offer to Purchase entitled “Withdrawal Rights” is hereby amended and supplemented as follows:

You may validly withdraw previously tendered Preferred Shares at any time prior to the expiration of the Offer, which is 9:00 a.m., New York City time, on September 27, 2013, unless we extend it in accordance with the procedures described under “Withdrawal Rights” on page 16 of the Offer to Purchase.

Source and Amount of Funds

The section of the Offer to Purchase entitled “Source and Amount of Funds” is hereby supplemented and amended as follows:

The total amount of funds required to purchase all of the outstanding Preferred Shares is approximately $127 million (including estimated transaction expenses).

WHERE YOU CAN FIND MORE INFORMATION

The section of the Offer to Purchase entitled “Where You Can Find More Information” is hereby amended and supplemented as follows:

We hereby add to the list of documents incorporated by reference into the Offer to Purchase the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, filed by the Company with the SEC on August 14, 2013 (File No. 333-186090).

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317